P.O. Box 2600

Valley Forge, PA 19482

jeremy_esperon@vanguard.com

via electronic filing

January 16, 2024

Lisa N. Larkin, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Vanguard California Tax-Free Funds (the "Trust")
File No. 33-01569
Post-Effective Amendment No. 63 ("PEA No. 63")

Dear Ms. Larkin,

This letter responds to your comments provided on December 12, 2023, to PEA No. 63, which was filed with the Commission on October 27, 2023, for the purpose of adding Vanguard California Tax-Exempt Bond ETF (the "Fund") as a new series of the Trust.

Comment 1:	Fees and Expenses
Comment:	Please supplementally confirm that the fee table and expense examples will be completed in the 485(b) filing.
Response:	Confirmed.
Comment 2:	Principal Investment Strategies
Comment:	The Fund's investment strategy states that "[t]his index comprises municipal bonds issued in the State of California and primarily includes municipal bonds from issuers in California that are California state or local governments or agencies whose interest payments are exempt from U.S. federal and California state income taxes." If appropriate, please consider adding a reference to the alternative minimum tax.
Response:	The requested change has been made.
Comment 3:	Principal Investment Strategies
Comment:	The last paragraph of this section states that "[u]nder normal circumstances, at least
80% of the Fund's assets will be invested in securities whose income will be exempt from federal income taxes, including the federal alternative minimum tax,
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P.O. Box 2600

Valley Forge, PA 19482

jeremy_esperon@vanguard.com

and California state income taxes" (emphasis added). Please revise the reference to "securities" to instead state "fixed income securities."
Response:	The requested change has been made.
Comment 4:	Principal Investment Strategies
Comment:	Under "Tax Information," second sentence, please consider adding a reference to the alternative minimum tax.
Response:	The requested disclosure has been added.
Comment 5:	Security Selection
Comment:	Please ensure that the Item 9 section includes disclosure regarding the
Fund's fundamental 80% investment policy. See instruction 5 to Item 9(b)(1) of
Form N-1A.
Response:	The requested disclosure has been added.
Comment 6:	Security Selection
Comment:	The disclosure states that "the Fund may invest a small portion of its assets in fixed income futures, which are a type of derivative, and/or shares of exchange-
traded funds (ETFs)." The Staff notes that the Fund's ability to invest in fixed income futures is also noted earlier in this section. Please consider removing this second reference to fixed income futures.
Response:	The requested change has been made.
Comment 7:	Security Selection
Comment:	Please confirm the Fund does not invest in instruments traded outside of a collateralized settlement system.
Response:	Confirmed.
Comment 8:	Legal Opinion

Comment:	The Part C states that the Legal Opinion is "Not Applicable." The Staff notes prior correspondence with Vanguard and requests further analysis explaining why this requirement is not applicable.
Response:	As previously noted to the Staff, a legal opinion was issued in connection with the Trust's initial registration statement filing. Consistent with Delaware law, the representations in that opinion are evergreen and applicable to each series of the Trust, whether currently existing at the time the opinion was issued or subsequently created and thus, a new legal opinion is not required to be filed in connection with the launch of the Fund. Under Delaware law, counsel can issue an opinion at the formation of a trust that all shares of each series and class thereof, when issued against payment therefor as described in and in

accordance with the applicable	2

P.O. Box 2600

Valley Forge, PA 19482

jeremy_esperon@vanguard.com

registration statement of the trust and its declaration of trust and bylaws, will be legally issued, fully paid, and nonassessable. This opinion would be "evergreen" in the sense that it would apply to the shares of each series and class existing when the opinion was delivered and the shares of each series and class established after the opinion was delivered.1

Please contact me at jeremy_esperon@vanguard.com with any questions or comments regarding the above.

Sincerely,

/s/ Jeremy Esperon

Senior Counsel

Jeremy Esperon

The Vanguard Group, Inc.

1We note that Staff Legal Bulletin 19 focuses on the "registrant" and not the individual series. See Legality and Tax Opinions in Registered Offerings: Staff Legal Bulletin No. 19, Division of Corporation Finance, U.S. Securities and Exchange Commission (October 14, 2011): "The staff understands the phrase "legally issued" (the opinion may say "validly issued") to mean that: (1) the registrant is validly existing under the laws of the jurisdiction in which it is incorporated, and the securities are duly authorized; (2) the actions required by applicable state corporation law to approve the issuance of the securities have been taken; and (3) the securities have been or will be issued in compliance with the requirements of that law, the registrant's certificate or articles of incorporation and bylaws, and the resolutions approving the issuance of those securities. The staff understands the phrase "duly authorized" to mean that the corporation, under applicable law, its certificate or articles of incorporation and its bylaws, has the power to issue the shares and has taken all corporate actions necessary to create that power. The staff understands the phrase "fully paid" to mean that the consideration received by the registrant satisfies, in both type and amount, the requirements of applicable state corporation law, the registrant's certificate or articles of incorporation and bylaws, the resolutions approving the issuance, and any other applicable agreement. Because the opinion must be filed before the registration statement becomes effective, the staff does not object if counsel assumes that the registrant will receive the required consideration." (emphasis added).

3